FOR IMMEDIATE RELEASE
CONTACT:
Joan Fischler
Telephone: (516) 686-2212
Facsimile: (516) 626-7839

Reeves Telecom Acquisition Corp.
Increases Offer Price and Extends Expiration Date of Tender Offer
for All Limited Partnership Units of Reeves Telecom Limited Partnership and
All Unexchanged Shares of Common Stock of Reeves Telecom Corporation

GLEN HEAD, NY (September 8, 2006) - Reeves Telecom Acquisition Corp. (“RTAC”) announced today that it has increased the offer price and has extended the expiration date of its previously announced tender offer (the “RTAC Offer”) to purchase for cash all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”). Under the RTAC Offer, RTAC will purchase any and all Units, including those previously tendered and not withdrawn, at a purchase price of $2.25 per Unit net to the seller in cash without interest. The tender offer applies also to shares of common stock (the “Shares”) of Reeves Telecom Corporation, the predecessor of the Partnership (the “Corporation”), which have not been exchanged for Units on a 1-for-1 basis pursuant to the terms of the Corporation’s 1979 plan of liquidation, as amended. Under the rules of the Securities and Exchange Commission, John S. Grace, the President and sole shareholder of RTAC, is making the tender offer along with RTAC.

The expiration date of the RTAC Offer has been extended to Tuesday, September 26, 2006 at 5:00 p.m., Eastern Daylight Time.

RTAC increased the purchase price in response to an unsolicited tender offer, announced on Friday, September 1, 2006, by MacKenzie Patterson Fuller LP and certain of its affiliates (collectively, “MacKenzie”) to purchase any and all Units at a price of $2.00 per Unit, less any distributions declared or made by the Partnership between September 1, 2006 and the expiration date of October 5, 2006, unless extended (the “MacKenzie Offer”). RTAC extended the expiration date of the RTAC Offer to ensure that holders of Units and Shares have an adequate amount of time to consider the respective terms of the two tender offers.

Assuming no additional extensions of the RTAC Offer, holders who tender their Units and/or Shares under the RTAC Offer will receive a higher price, and will be paid for their Units and Shares sooner, than if they tendered their Units and/or Shares under the MacKenzie Offer.

As of the close of business on September 7, 2006, a total of 163,027 Units and 899 Shares had been tendered and not withdrawn. Until the termination of the RTAC Offer on the expiration date, or any date to which the RTAC Offer is further extended, all tendered Units and Shares may be withdrawn.

RTAC and Mr. Grace are transmitting revised tender offer documents (including an amended offer to purchase, a supplement thereto, a related letter of transmittal and other offer documents) to all holders of Units of the Partnership and of unexchanged Shares of the Corporation. Holders of Units and Shares may receive additional copies of the revised tender offer documents at no charge by contacting the information agent, Mellon Investor Services, toll-free within the U.S., Canada or Puerto Rico at 1-877-870-8964 or outside the U.S. at 1-201-680-6654 (collect). They will also be available at the Securities and Exchange Commission’s website at www.sec.gov.

The Partnership is engaged in owning, developing, selling, leasing, or otherwise dealing in real estate in North Carolina. The general partner of the Partnership is Grace Property Management, Inc., the shares of which are held in trust for the benefit of Mr. Grace. Therefore, under the rules of the Securities and Exchange Commission, RTAC and Mr. Grace are “affiliates” of the Partnership and the general partner of the Partnership.

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